UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 25, 2019

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

FY19 OPERATIONAL UPDATE

Johannesburg. Thursday, 25 July 2019. Harmony Gold Mining Company Limited (“Harmony” or the “Company”) is pleased to announce that annual gold production of 1.44 million ounces was in line with its financial year 2019 (“FY19”) guidance.

“Harmony’s FY19 operating performance was boosted by the inclusion of a full financial year of production from both Moab Khotsong and Hidden Valley. We are committed to increasing margins, which is achieved by mining safely and delivering increased profitable production”, said Peter Steenkamp, chief executive officer of Harmony.

Year on year, Harmony delivered a 17% increase in gold production of 1.44 million ounces, in line with its FY19 guidance of 1.45 million ounces. Underground recovered grade was 2% higher at 5.59g/t in FY19 (FY18: 5.48g/t), the seventh consecutive year of achieving an increase in underground recovered grade.

All-in sustaining unit cost (“AISC”) is expected to be higher than the guided R540 000/kg, at between R550 000/kg and R555 000/kg - a year-on-year increase of about 8%. The increase in AISC is mainly due to inflationary increases and lower production at the Tshepong Operations (as previously reported). In US$ terms, AISC is expected to be about 2% lower at between US$1 210/oz and US$1 220/oz.

Harmony recorded a gold price received of approximately R586 000/kg or US$1 286/oz (including the Rand gold hedge) in FY19.

Detailed annual operating and financial results for the year ended 30 June 2019 will be announced on Tuesday 20 August 2019.

Wafi-Golpu permitting update

Recent developments in Papua New Guinea (“PNG”) have resulted in a delay to permitting of the Wafi-Golpu Project. These developments include the period culminating in the PNG Parliament’s election of a new Prime Minister, as well as the delay associated with legal proceedings between the National Government and the Morobe Provincial Government regarding the internal distribution of PNG’s economic interests in the project.

The permitting delays compelled the Wafi-Golpu Joint Venture (“WGJV") to defer and revise the planned work program it had planned to commence this calendar year.

General operation of the site, community programs, environmental monitoring and engineering activity all continue, although at a reduced scale in an attempt to mitigate the costs of the permitting delay.

The PNG Government continues to signal its support for the project and the WGJV is well placed to resume discussions with the PNG Government given the constructive progress already made on the various agreements required for completion of the permitting process and the grant of a Special Mining Lease. It is difficult to estimate the duration of this delay and the market will be advised when discussions recommence.

ends.

For more details contact:

Lauren Fourie
Investor Relations Manager
+27(0)71 607 1498 (mobile)

Marian van der Walt
Executive: Investor Relations
+27(0)82 888 1242 (mobile)

Johannesburg, South Africa
25 July 2019

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 25, 2019	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director